April 28, 2026

Tomer Izraeli
Chief Executive Officer
Polyrizon Ltd.
8 HaPnina Street
Raanana, 4321545, Israel

       Re: Polyrizon Ltd.
           Registration Statement on Form F-1
           Filed April 23, 2026
           File No. 333-295271
Dear Tomer Izraeli:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Win Rutherfurd, Esq.